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Exhibit 13.2

Consolidated Income

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Revenues	1,224	1,391	3,713	4,038
Operating Expenses
Cost of sales	116	164	395	533
Other costs and expenses	395	439	1,169	1,248
Depreciation	236	260	700	692

	747	863	2,264	2,473

Operating Income	477	528	1,449	1,565
Other Expenses/(Income)
Financial charges	208	210	602	619
Financial charges of joint ventures	15	18	45	63
Equity income	(39)	(67)	(156)	(151)
Interest and other income	(33)	(9)	(65)	(44)
Gains related to Power LP	—	—	(197)	—

	151	152	229	487

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	326	376	1,220	1,078
Income Taxes
Current	104	43	342	179
Future	17	121	38	248

	121	164	380	427

Non-Controlling Interests	—	—	6	—

Net Income from Continuing Operations	205	212	834	651
Net Income from Discontinued Operations	52	50	52	50

Net Income	257	262	886	701
Preferred Securities Charges	7	8	23	26
Preferred Share Dividends	6	6	17	17

Net Income Applicable to Common Shares	244	248	846	658

Net Income Applicable to Common Shares
Continuing operations	192	198	794	608
Discontinued operations	52	50	52	50

	244	248	846	658

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Cash Generated From Operations
Net income from continuing operations	205	212	834	651
Depreciation	236	260	700	692
Future income taxes	17	121	38	248
Gains related to Power LP	—	—	(197)	—
Equity income in excess of distributions received	(29)	(66)	(119)	(125)
Other	(36)	(11)	(50)	(59)

Funds generated from continuing operations	393	516	1,206	1,407
Decrease in operating working capital	132	65	60	90

Net cash provided by continuing operations	525	581	1,266	1,497
Net cash provided by/(used in) discontinued operations	1	67	(9)	(17)

	526	648	1,257	1,480

Investing Activities
Capital expenditures	(97)	(81)	(291)	(264)
Acquisitions, net of cash acquired	(49)	(135)	(63)	(547)
Disposition of assets	—	—	408	—
Deferred amounts and other	(11)	(165)	(27)	(196)

Net cash (used in)/provided by investing activities	(157)	(381)	27	(1,007)

Financing Activities
Dividends and preferred securities charges	(159)	(150)	(465)	(438)
Notes payable (repaid)/issued, net	(66)	361	(367)	279
Long-term debt issued	—	—	665	475
Reduction of long-term debt	(9)	(327)	(510)	(386)
Non-recourse debt of joint ventures issued	60	14	147	60
Reduction of non-recourse debt of joint ventures	(8)	(7)	(20)	(55)
Redemption of junior subordinated debentures	—	(218)	—	(218)
Partnership units of joint ventures issued	—	—	88	—
Common shares issued	—	—	—	18

Net cash used in financing activities	(182)	(327)	(462)	(265)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(58)	(3)	(55)	(37)

Increase/(Decrease) in Cash and Short-Term Investments	129	(63)	767	171
Cash and Short-Term Investments
Beginning of period	975	446	337	212

Cash and Short-Term Investments
End of period	1,104	383	1,104	383

Supplementary Cash Flow Information
Income taxes paid	77	68	329	192
Interest paid	193	186	586	618

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

	September 30, 2004	December 31, 2003
	(unaudited)
	(millions of dollars)
ASSETS
Current Assets
Cash and short-term investments	1,104	337
Accounts receivable	516	603
Inventories	167	165
Other	122	88

	1,909	1,193
Long-Term Investments	846	733
Plant, Property and Equipment	16,796	17,460
Other Assets	1,286	1,164

	20,837	20,550

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	—	367
Accounts payable	1,016	1,069
Accrued interest	230	208
Current portion of long-term debt	838	550
Current portion of non-recourse debt of joint ventures	86	19

	2,170	2,213
Deferred Amounts	478	475
Long-Term Debt	9,302	9,465
Future Income Taxes	457	427
Non-Recourse Debt of Joint Ventures	811	761
Preferred securities	19	22

	13,237	13,363

Non-Controlling Interests	75	82

Shareholders' Equity
Preferred securities	671	672
Preferred shares	389	389
Common shares	4,632	4,632
Contributed surplus	269	267
Retained earnings	1,610	1,185
Foreign exchange adjustment	(46)	(40)

	7,525	7,105

	20,837	20,550

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

	Nine months ended September 30
	2004	2003
	(unaudited) (millions of dollars)
Balance at beginning of period	1,185	854
Net income	886	701
Preferred securities charges	(23)	(26)
Preferred share dividends	(17)	(17)
Common share dividends	(421)	(389)

	1,610	1,123

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Significant Accounting Policies

        The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2003 except as stated below. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TCPL's 2003 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2.     Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

        The impact of this accounting change resulted in an increase of $2 million in the estimated fair value of the liability for TCPL's Other Gas Transmission assets as at January 1, 2003 and December 31, 2003. The estimated fair value of this liability as at September 30, 2004 was $11 million.

        The plant, property and equipment in the Power business consists primarily of power plants in Canada and the United States. The impact of this accounting change resulted in an increase of $6 million and $7 million in the estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at September 30, 2004 was $23 million. The company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

        The impact of this change on TCPL's net income in prior periods was nil while the impact of this change in the three and nine months ended September 30, 2004 was nil and approximately $1 million, respectively.

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, TCPL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and resulted in a decrease in net income of $2 million and nil for the three and nine months ended September 30, 2004, respectively. The significant impact of the accounting change on the Consolidated Balance Sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Current Assets
Other	8
Other Assets	123

Total Assets	131

Current Liabilities
Accounts Payable	8
Deferred Amounts	132
Long-Term Debt	(7)
Future Income Taxes	(1)

Total Liabilities	132

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of GAAP and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income in the three and nine months ended September 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recognized on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Other Assets	153

Deferred Amounts	80
Long-Term Debt	76
Preferred Securities	(3)

Total Liabilities	153

3.     Segmented Information

	Three months ended September 30
	Gas Transmission		Power		Corporate		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	(unaudited — millions of dollars)
Revenues	945	1,070	279	321	—	—	1,224	1,391
Cost of sales	—	—	(116)	(164)	—	—	(116)	(164)
Other costs and expenses	(293)	(339)	(102)	(99)	—	(1)	(395)	(439)
Depreciation	(218)	(240)	(18)	(19)	—	(1)	(236)	(260)

Operating income/(loss)	434	491	43	39	—	(2)	477	528
Financial and preferred equity charges and non-controlling interests	(193)	(198)	(3)	(2)	(25)	(24)	(221)	(224)
Financial charges of joint ventures	(14)	(18)	(1)	—	—	—	(15)	(18)
Equity income	10	29	29	38	—	—	39	67
Interest and other income	1	3	6	2	26	4	33	9
Income taxes	(104)	(147)	(23)	(27)	6	10	(121)	(164)

Continuing operations	134	160	51	50	7	(12)	192	198

Discontinued operations							52	50

Net Income Applicable to Common Shares							244	248

	Nine months ended September 30
	Gas Transmission		Power		Corporate		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	(unaudited — millions of dollars)
Revenues	2,842	2,974	871	1,064	—	—	3,713	4,038
Cost of sales	—	—	(395)	(533)	—	—	(395)	(533)
Other costs and expenses	(876)	(944)	(290)	(299)	(3)	(5)	(1,169)	(1,248)
Depreciation	(645)	(629)	(55)	(62)	—	(1)	(700)	(692)

Operating income/(loss)	1,321	1,401	131	170	(3)	(6)	1,449	1,565
Financial and preferred equity charges and non-controlling interests	(574)	(588)	(7)	(7)	(67)	(67)	(648)	(662)
Financial charges of joint ventures	(43)	(62)	(2)	(1)	—	—	(45)	(63)
Equity income	31	59	125	92	—	—	156	151
Interest and other income	13	11	11	10	41	23	65	44
Gains related to Power LP	—	—	197	—	—	—	197	—
Income taxes	(319)	(359)	(90)	(88)	29	20	(380)	(427)

Continuing operations	429	462	365	176	—	(30)	794	608

Discontinued operations							52	50

Net Income Applicable to Common Shares							846	658

Total Assets

	September 30, 2004	December 31, 2003
	(unaudited)
	(millions of dollars)
Gas Transmission	16,356	16,974
Power	2,696	2,753
Corporate	1,775	812

Continuing Operations	20,827	20,539
Discontinued Operations	10	11

	20,837	20,550

4.     Risk Management and Financial Instruments

        The following represents the material changes to the company's risk management and financial instruments since December 31, 2003 and reflects the impacts of the hedge accounting changes adopted prospectively, effective January 1, 2004, as further discussed under Note 2, Accounting Changes — Hedging Relationships.

Foreign Exchange and Interest Rate Management Activity

        The company manages certain foreign exchange risks of U.S. dollar debt and interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. Certain of the realized gains and losses on interest rate derivatives are shared with shippers on predetermined terms.

	September 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Asset/(Liability)
Foreign Exchange
Cross-currency swaps	(33)	(33)	(26)	(26)
Interest Rate
Interest rate swaps
Canadian dollars	16	16	2	15
U.S. dollars	8	8	—	8

        At September 30, 2004, the principal amount of cross-currency swaps was US$282 million (December 31, 2003 — US$282 million). In addition, at September 30, 2004, the company has associated interest rate swaps with cross-currency swaps with notional principal amounts of $210 million (December 31, 2003 — $210 million) and US$162 million (December 31, 2003 — US$162 million). Notional principal amounts for interest rate swaps were $569 million (December 31, 2003 — $964 million) and US$100 million (December 31, 2003 — US$100 million).

        The company manages the foreign exchange risk and interest rate exposures of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. The fair values of the interest rate derivatives are shown in the table below.

	September 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Asset/(Liability)
Interest Rate
Interest rate swaps
Canadian dollars	(4)	(4)	1	(3)
U.S. dollars	34	34	2	37
Foreign Exchange
Forward Foreign Exchange Contracts
U.S. dollars	(7)	(6)	—	1

        At September 30, 2004, the notional principal amounts for interest rate swaps were $225 million (December 31, 2003 — $150 million) and US$450 million (December 31, 2003 — US$450 million). The principal amount of forward foreign exchange contracts was US$148 million (December 31, 2003 — US$19 million).

5.     Power LP

        On April 30, 2004, TCPL sold the ManChief and Curtis Palmer power facilities for US$402.6 million, before closing adjustments, to TransCanada Power, L.P. (Power LP) and recognized a gain of $15 million after tax. Power LP funded the purchase through an issue of 8.1 million subscription receipts, which closed April 15, 2004, and third party debt. As part of the subscription receipts offering, TCPL purchased 540,000 subscription receipts for an aggregate purchase price of approximately $20 million. The subscription receipts were subsequently converted into partnership units. The net impact of this issue reduced TCPL's ownership interest in Power LP from 35.6 per cent to 30.6 per cent.

        At a special meeting held on April 29, 2004, Power LP's unitholders approved an amendment to the terms of the Power LP Partnership Agreement to remove Power LP's obligation to redeem all units not owned by TCPL at June 30, 2017. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminates this requirement. The removal of the obligation and the reduction in TCPL's ownership interest in Power LP resulted in a gain of $172 million. This amount primarily reflects the recognition of unamortized gains on previous Power LP transactions.

6.     Employee Future Benefits

        The net benefit plan expense for the company's defined benefit pension plans and other post-employment benefit plans for the three and nine months ended September 30 is as follows.

	Three months ended September 30
	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(unaudited — millions of dollars)
Current service cost	7	6	1	—
Interest cost	14	13	1	1
Expected return on plan assets	(14)	(13)	—	—
Amortization of transitional obligation related to regulated business	—	—	1	1
Amortization of net actuarial loss	3	2	1	—
Amortization of past service costs	1	1	—	1

Net benefit cost recognized	11	9	4	3

	Nine months ended September 30
	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(unaudited — millions of dollars)
Current service cost	21	19	2	1
Interest cost	42	39	4	4
Expected return on plan assets	(41)	(39)	—	—
Amortization of transitional obligation related to regulated business	—	—	2	2
Amortization of net actuarial loss	9	6	2	1
Amortization of past service costs	2	2	—	1

Net benefit cost recognized	33	27	10	9

7.     Long-Term Debt

        In September 2004, TCPL announced it will exercise its right to redeem all of its outstanding US$200 million 8.50 per cent Debentures due 2023 on November 1, 2004. Holders of the Debentures will be entitled to US$1,042.7806 per US$1,000 principal amount. This amount includes US$33.10 representing the redemption premium and US$9.6806 representing accrued and unpaid interest to the redemption date.

        In October 2004, the company issued US$300 million of ten year senior unsecured notes bearing interest at 4.875 per cent, thereby fully utilizing the remainder of the debt shelf program in the U.S. At September 30, 2004 $1.35 billion of debt securities could be issued under a debt shelf program in Canada. The company expects to renew the debt shelf programs in the U.S. and Canada in fourth quarter 2004.

8.     Discontinued Operations

        The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. At September 30, 2004, TCPL reviewed the provision for loss on discontinued operations and the remaining deferred gain with respect to the divested Gas Marketing business. As a result of this review, it was determined that TCPL's contingent liability pursuant to guarantees and obligations under certain contracts related to the divested Gas Marketing business had decreased and, accordingly, the remaining $52 million after-tax deferred gain was recognized in income in third quarter 2004. In addition, TCPL concluded that the remaining provision for loss on discontinued operations was adequate.

        Net income from discontinued operations was $52 million, net of $27 million in taxes, for the three and nine months ended September 30, 2004 compared to $50 million, net of $29 million in taxes, for the same periods in 2003. The provision for loss on discontinued operations at September 30, 2004 was $47 million (December 31, 2003 — $41 million). The provision for loss on discontinued operations is included in Accounts Payable.

9.     Acquisition of Gas Transmission Northwest Corporation

        On February 24, 2004, TCPL announced an agreement to acquire Gas Transmission Northwest Corporation (GTN) from National Energy & Gas Transmission Inc. (NEGT) for approximately US$1.7 billion, including US$0.5 billion of assumed debt and subject to closing adjustments. GTN is a natural gas pipeline company that owns and operates two pipeline systems. TCPL has satisfied its pre-closing conditions under the purchase agreement and is awaiting the implementation of NEGT's plan of reorganization, which is the only remaining material closing condition in the transaction. The purchase is expected to close in fourth quarter 2004.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Hejdi Feick/Kurt Kadatz at (403) 920-7859

Visit TCPL's Internet site at: http://www.transcanada.com

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  Exhibit 13.2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)